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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Charter One Financial, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 160903 10 0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                C. Gene Harling
          Chairman of the Board, President and Chief Executive Officer
                         FirstFed Michigan Corporation
                 1001 Woodward Avenue, Detroit, Michigan 48226
                                (313) 965-1400
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 31, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

         Check the following box if a fee is being paid with the statement:
/X / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)


                         (Continued on Following Pages)

                             Page 1 of 8 Pages
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   CUSIP No.  160903 10 0         13D



  1  NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:
     FirstFed Michigan Corporation   IRS I.D. No. 38-2839838

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  a  /  /

                                                        b  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS: WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           /  /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan

                 7   SOLE VOTING POWER: 0


   NUMBER OF
     SHARES      8   SHARED VOTING POWER: 0
  BENEFICIALLY
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER: 0
   REPORTING
  PERSON WITH

                 10  SHARED DISPOSITIVE POWER: 0


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 4,481,589 shares (all subject to an option to purchase only upon the occurrence of specified events) may be deemed beneficially owned pursuant to Rule 13d-3(d)(i)

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                           /  /

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      16.6% (giving effect to the issuance of all 4,481,589 shares subject to the option)

  14  TYPE OR REPORTING PERSON: CO



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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Charter One Financial, Inc. ("Charter One"), a Delaware corporation. The principal executive office of Charter One is located at 1215 Superior Avenue, Cleveland, Ohio 44114.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by FirstFed Michigan Corporation (hereinafter referred to as "FirstFed" or the "Reporting Person"), a Michigan corporation. The Reporting Person is a savings and loan holding company owning all of the outstanding capital stock of First Federal of Michigan (the "Association"). The Reporting Person's business has consisted primarily of the business of the Association and its subsidiaries. The Association is a federally chartered savings and loan association with 63 offices in the State of Michigan. The principal office of the Reporting Person and the Association is located at 1001 Woodward Avenue, Detroit, Michigan 48226. A list containing the name, business or residential address, present principal occupation or employment, citizenship and certain other information regarding each director and executive officer of the Reporting Person is filed as Schedule 1 hereto and incorporated herein by reference. During the past five years, neither the Reporting Person nor any person listed in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order either enjoining future violations of (or prohibiting or mandating activities subject to) federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective May 30, 1995, the Reporting Person and Charter One entered into the Agreement and Plan of Merger (the "Merger Agreement") filed as Exhibit A hereto. As a condition to, and in consideration of, the Reporting Person's execution of the Merger Agreement, the Reporting Person and Charter One entered into the Stock Option Agreement attached to the Merger Agreement as Exhibit A (the "Option Agreement"), pursuant to which Charter One granted to the Reporting Person a transferable option (the "Option") to purchase, on the terms and conditions expressed therein and upon the occurrence of certain triggering events, an aggregate of up to 4,481,589 shares of the Common Stock, representing 19.9% of the outstanding Common Stock without giving effect to such Option, at a price of $24.75 per share. If the Reporting Person were to purchase all of the shares of the Common Stock subject to the





                              Page 3 of 8 Pages
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Option Agreement, the aggregate purchase price of such Common Stock would be
$110,919,327.80. It is anticipated that the funds necessary to purchase the Common Stock pursuant to the Option Agreement, if so desired, would be provided by the working capital of the Reporting Person or its principal subsidiary.


ITEM 4.  PURPOSE OF TRANSACTION.

         Under the Merger Agreement, subject to certain terms and conditions stated therein, including, among others, receipt of all necessary regulatory approvals and approval by the shareholders of FirstFed and Charter One, FirstFed will be merged with and into Charter One (the "Merger"), and the Association shall be merged with and into Charter One Bank, F.S.B. ("Charter One Bank"), a wholly owned subsidiary of Charter One, pursuant to the terms and conditions set forth in the Merger Agreement, including the Plan of Merger of the Association into Charter One Bank attached to the Merger Agreement as
Exhibit 1.1(a).

         The Option can be exercised, subject to compliance with applicable provisions of law and the receipt of any necessary regulatory approvals, at any time prior to the termination of the Option Agreement upon the occurrence of an Initial Triggering Event (as such term is defined in the Option Agreement) followed by a Subsequent Triggering Event (as such term is defined in the Option Agreement) provided that FirstFed has sent written notice of its intent to exercise the Option within 180 days after the first such Subsequent Triggering Event.

         The Option is not presently exercisable or transferable and, accordingly, the Reporting Person has no present plan or proposal to purchase the Common Stock through the exercise of the Option. If the Option becomes exercisable as a result of the occurrence of an Initial Triggering Event followed by a Subsequent Triggering Event, the Reporting Person will evaluate the facts and circumstances then existing in order to determine when, if at all, it will purchase any shares of the Common Stock pursuant to the exercise of the Option.

         Pursuant to the Merger Agreement, Charter One has agreed to recommend to its stockholders approval of certain amendments to the Certificate of Incorporation of Charter One. Specifically, Charter One will propose that Articles Fourth, Fifth, Sixth and Seventh be amended as set forth in Section 1.7(a) of the Merger Agreement. Approval of the proposed amendments is not a condition to consummation of the Merger.

         Following consummation of the Merger, the Board of Directors of Charter One shall consist of either 16 members (if an amendment to Charter One's Restated Certificate of Incorporation increasing the size of the Board of Directors is approved by stockholders of





                              Page 4 of 8 Pages
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Charter One) or 14 members, if such amendment is not approved, one half of whom, in either case, shall be selected by the Board of Directors of the Reporting Person prior to the effective time of the Merger. The executive officers of Charter One following the consummation of the Merger shall be as set forth in the Merger Agreement.

         The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Charter One will be the surviving corporation of the Merger, and there are no plans to deregister the Common Stock.

         The preceding discussion of the proposed Merger, the Merger Agreement and the Option Agreement is qualified in its entirety by reference to the full text of such documents, which are filed as exhibits hereto and are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person may be deemed the beneficial owner (pursuant to Rule 13d-3(d)(i) under the Exchange Act) of 4,481,589 shares of the Common Stock which the Reporting Person has the Option to purchase pursuant to the terms and subject to the conditions contained in the Option Agreement. Such shares represent approximately 19.9% of the outstanding shares of the Common Stock, without giving effect to shares subject to the Option. Prior to the execution of the Option Agreement, the Reporting Person has not been involved in any transaction concerning the Common Stock.

         No person has the power to vote or to direct the vote, or to dispose or to direct the disposition, of the shares of the Common Stock subject to the Option Agreement and which the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3(d)(i) under the Exchange Act. None of the directors or executive officers listed in Schedule 1 hereto beneficially owns any shares of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement, in the form attached to the Merger Agreement as Exhibit D, with each of the directors of Charter One, pursuant to which the directors agreed, in their capacities as stockholders of Charter One, to vote or cause to be voted all of the shares of the Common Stock owned or controlled by such individuals as of the record date for the special meeting of stockholders at which Charter One stockholders will vote on the Merger in favor of the Merger unless the Board of





                              Page 5 of 8 Pages
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Directors of Charter One has withdrawn its recommendation of approval of the
Merger. Additionally, the Charter One directors have agreed not to vote for any merger or sale of all or substantially all of the assets of Charter One until the closing of the Merger, the termination of the Merger Agreement or the abandonment of the Merger. The directors have further agreed not to transfer any ownership of their shares of the Common Stock unless either the transferee, prior to transfer, executes a voting agreement or in ordinary open market or brokerage sales. The directors of the Reporting Person have entered into similar voting agreements with Charter One.

         The preceding discussion of the voting agreements is qualified in its entirety by reference to the full text of such agreements, the form of which is filed as an exhibit hereto and incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A        Agreement and Plan of Merger dated as of May 30, 1995
                          by and among Charter One Financial, Inc. and FirstFed
                          Michigan Corporation, including Exhibits A, D and
                          1.1(a) thereto but excluding all schedules and other exhibits -- hereby incorporated as an exhibit hereto by reference to Exhibit 2 to the Current Report on Form 8-K, as amended, of Charter One Financial, Inc.
                          dated May 30, 1995 (Securities and Exchange
                          Commission File Number 0-16311).

         Schedule 1 Information regarding directors and executive officers of FirstFed Michigan Corporation.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 7, 1995                FIRSTFED MICHIGAN CORPORATION



                                  /s/ C. Gene Harling
                                  ------------------------------
                                  By:  C. Gene Harling
                                       Chairman of the Board, President
                                        and Chief Executive Officer






                              Page 7 of 8 Pages
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                                  SCHEDULE 1



The business address for each of the following directors and executive officers of the Reporting Person is 1001 Woodward Avenue, Detroit, Michigan 48226-1904, and all are U.S. Citizens.



                              EXECUTIVE OFFICERS


Name                     Principal Occupation

C. Gene Harling          Chairman of the Board, President and Chief Executive
                           Officer and Director
Richard W. Neu           Executive Vice President, Chief Financial Officer and
                           Director
Richard Platt            Executive Vice President, Marketing Division
George M. Bourgon, Jr.   Senior Vice President, Director of Human Resources
Allen A. Backman         Senior Vice President, Manager, Residental Mortgage
                           Lending Department
Allan D. Breyer          Senior Vice President, Manager, Management Information
                           Services
James Chomakos           Senior Vice President, Manager, Marketing
                           Administration
W. Stanley Fambrough     Senior Vice President, General Counsel and Corporate
                           Secretary
Donald G. Franck         Senior Vice President, Manager, Commercial Real Estate
                           and Commercial Banking and Consumer Loans
Joyce K. Hancock         Senior Vice President, Controller
Magdalen A. Kelchak      Senior Vice President, Manager, Mortgage Servicing and
                           Collection Operations
F. William Manion        Senior Vice President, Manager, Branch Operations
Malcolm R. Milne         Senior Vice President, Treasurer
Donald W. Ruff           Senior Vice President, Manager, Corporate Operations
                           and Auditing
Bruce E. Ruffin          Senior Vice President, Community Investment Officer



                   DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS


Name                     Principal Occupation

Henry R. Nolte, Jr.      Of Counsel at Miller, Canfield, Paddock and Stone
Jerome L. Schostak       Chairman of the Board of Schostak Brothers & Company,
                           Inc.
Mark Shaevsky            Partner - Honigman Miller Schwartz and Cohn
Eresteen R. Williams     Retired Medical Office Manager for D.G. Williams, Jr.,
                           M.D.
Charles M. Heidel        Retired as President, Chief Operating Officer and
                           director of The Detroit Edison Company
Richard J. Jacob         President of Richard J. Jacob and Associates
Philip J. Meathe         Retired as Chairman of the Board and Chief Executive
                           Officer of Smith, Hinchman & Grylls Associates, Inc.
Fred C. Reynolds         Retired Senior Vice President of First Federal and
                           President of its Kalamazoo Division












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